SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2013

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

LAURENCE POUNTNEY HILL,

LONDON, EC4R 0HH, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant is submitting the Form6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark whether the registrant is submitting the Form6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

Date: 16 October 2013

Name of applicant:		Prudential plc

Name of scheme:		Prudential Savings-Related Share Option Scheme

Period of return:	From:	1 May 2013	To:	30 September 2013

Balance of unallotted securities under scheme(s) from previous return:		390,986 ordinary shares of 5p each

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0 ordinary shares of 5p each

Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		59,242 ordinary shares of 5p each

Equals: Balance under scheme(s) not yet issued/allotted at end of period:		331,744 ordinary shares of 5p each

Name of contact:		Natalie Chung

Telephone number of contact:		020 3480 5585

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

Date: 16 October 2013

Name of applicant:		Prudential plc

Name of scheme:		Prudential Group Performance Share Plan and Prudential Business Unit Performance Plan

Period of return:	From:	1 May 2013	To:	30 September 2013

Balance of unallotted securities under scheme(s) from previous return:		28,346 ordinary shares of 5p each

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0 ordinary shares of 5p each

Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0 ordinary shares of 5p each

Equals: Balance under scheme(s) not yet issued/allotted at end of period:		28,346 ordinary shares of 5p each

Name of contact:		Natalie Chung

Telephone number of contact:		020 3480 5585

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

Date: 16 October 2013

Name of applicant:		Prudential plc

Name of scheme:		Prudential International Savings-Related Share Option Scheme

Period of return:	From:	1 May 2013	To:	30 September 2013

Balance of unallotted securities under scheme(s) from previous return:		760,672 ordinary shares of 5p each

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0 ordinary shares of 5p each

Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		16,585 ordinary shares of 5p each

Equals: Balance under scheme(s) not yet issued/allotted at end of period:		744,087 ordinary shares of 5p each

Name of contact:		Natalie Chung

Telephone number of contact:		020 3480 5585

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 16, 2013
PRUDENTIAL PUBLIC LIMITED COMPANY

	By:	/s/ Stefan Bort
Stefan Bort
Deputy Group Secretary